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                                                                     EXHIBIT 3.2

                     AMENDMENT TO SECTION 1 OF ARTICLE THREE
                       OF THE AMENDED AND RESTATED BYLAWS
                              OF CYBERCARE, INC. TO
                         PROVIDE FOR A STAGGERED BOARD.


                                  Article Three

                                    DIRECTORS

Section 1. NUMBER, ELECTION AND TERM. The number of directors of the Corporation which shall constitute the whole Board of Directors shall not be less than one
(1). The number of directors shall be determined from time to time by resolution of the Board of Directors. In the absence of an express determination by the Board, the number of directors, until changed by the Board, shall be that number of directors elected at the most recently held annual meeting of Shareholders. The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 2002 Annual Meeting of Shareholders, the term of the initial Class II directors shall terminate on the date of the 2003 Annual Meeting of Shareholders, and the term of the initial Class III directors shall terminate on the date of the 2004 Annual Meeting of Shareholders. At each annual meeting of shareholders beginning in 2002, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Except as provided in Section 2 of this Article, a director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any director elected to fill a vacancy pursuant to Section 2 of this Article shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected. Directors must be natural persons who are 18 years of age or older but need not be residents of the State of Florida, shareholders of the Corporation or citizens of the United States. Any director may be removed at any time, with or without cause, at a special meeting of the shareholders called for that purpose.